Filed pursuant to Rule 424(b)(3)
Registration No. 333-120847

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
SUPPLEMENT NO. 8
DATED JANUARY 11, 2007
TO THE PROSPECTUS DATED JUNE 1, 2006

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus dated June 1, 2006, Supplement No. 4 dated September 1, 2006, Supplement No. 5 dated October 13, 2006, Supplement No. 6 dated November 13, 2006, and Supplement No. 7 dated November 28, 2006.  Supplement No. 4 superseded and replaced the following prior supplements to the prospectus dated June 1, 2006:  Supplement No. 1 dated July 6, 2006, Supplement No. 2 dated July 19, 2006, and Supplement No. 3 dated August 15, 2006. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in the prospectus.

Table of Contents

	Supplement No. 8 Page No.	Prospectus Page No.
Outside Front Cover Page of the Prospectus	2	front cover
Prospectus Summary	2	4
Questions and Answers About This Offering	4	21
Management	5	66
Stock Ownership	6	89
Investment Objectives and Criteria	7	98
The Operating Partnership Agreement	12	171
Plan of Distribution	14	174

Outside Front Cover Page of the Prospectus

The second full paragraph appearing on the outside front cover page of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering and selling to the public a maximum of 46,587,065 shares for $10.00 per share.  We also are offering up to 8,000,000 shares of common stock to be issued pursuant to our distribution reinvestment plan for $9.50 per share.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.  We commenced our initial public offering of shares of our common stock on September 20, 2005.  As of December 31, 2006, we have sold approximately 18,104,000 shares in the primary offering and approximately 110,000 shares through our distribution reinvestment plan, generating approximately $181.5 million in gross offering proceeds.

Prospectus Summary

Conflicts of Interest

The chart contained in the “Prospectus Summary — Conflicts of Interest” section beginning on page 9 of our prospectus is superseded in its entirety as follows:

The following chart shows the ownership structure of the various Behringer Harvard entities that are affiliated with us.  The address of the executive offices of each of the listed Behringer Harvard entities is 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

[CHART ON FOLLOWING PAGE]

Robert M. Behringer
(our President, Chief Executive Officer and Chairman of the Board)
Behringer Harvard Holdings, LLC(1)
Behringer Harvard Partners, LLC(2)
Behringer Harvard Opportunity Advisors I LP(3)
(our advisor)
Behringer Securities LP(3)
(our dealer manager)
HPT Management Services LP(3)
(our property manager)
Behringer Harvard Opportunity REIT I, Inc.(4)
BHO Business Trust(5)
(sole limited partner of our operating partnership)
BHO, Inc.(6)
(general partner of our operating partnership)
Behringer Harvard Opportunity OP I, LP(7)
(our operating partnership)

(1)             Robert Behringer, our President, Chief Executive Officer and Chairman of the Board, controlled the disposition of approximately 40% of the outstanding limited liability company interests and the voting of 85% of the outstanding limited liability company interests of Behringer Harvard Holdings as of December 31, 2006.

(2)             Behringer Harvard Holdings owns 100% of the limited liability company interests of Behringer Harvard Partners, LLC (Behringer Harvard Partners).

(3)             Behringer Harvard Partners is the 99.9% owner and the sole limited partner of each of Behringer Harvard Opportunity Advisors I, our advisor, Behringer Securities LP (Behringer Securities), our dealer manager, and HPT Management Services LP (HPT Management), our affiliated property management company.  Harvard Property Trust, LLC, a wholly owned subsidiary of Behringer Harvard Holdings, is the owner of the remaining 0.1% and the sole general partner of each of Behringer Harvard Opportunity Advisors I and Behringer Securities.  IMS, LLC, another wholly owned subsidiary of Behringer Harvard Holdings, is the owner of the remaining 0.1% interest and the sole general partner of HPT Management.

(4)             Behringer Harvard Holdings currently owns 21,739 of our issued and outstanding shares of common stock and all 1,000 of our issued and outstanding shares of convertible stock.  The convertible stock is convertible into common shares in certain circumstances.   However, the actual number of shares of common stock issuable upon conversion of the convertible stock is indeterminable at this time.  As of December 31, 2006, the 21,739 shares of common stock owned by Behringer Harvard Holdings represented less than 0.1% of our outstanding common stock.

(5)             We own 100% of the interests of BHO Business Trust.

(6)             We own 100% of the shares of BHO, Inc.

(7)             As of January 1, 2007, BHO Business Trust was the sole limited partner and the more than 99.9% owner of Behringer Harvard Opportunity OP I, LP (Behringer Harvard Opportunity OP I), our operating partnership.  As of January 1, 2007, BHO, Inc. was the sole general partner and owner of the remaining less than 0.1% of Behringer Harvard Opportunity OP I.

Behringer Harvard Opportunity OP I

The “Prospectus Summary — Behringer Harvard Opportunity OP I” section beginning on page 16 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We generally intend to own our investments through Behringer Harvard Opportunity OP I, LP (Behringer Harvard Opportunity OP I) or subsidiaries thereof, or other operating partnerships.  We may, however, own investments directly or through entities other than Behringer Harvard Opportunity OP I if limited partners of Behringer Harvard Opportunity OP I that are not affiliated with us and who hold more than 50% of the limited partnership units held by all limited partners not affiliated with us approve the ownership of a property through another entity.  As of January 1, 2007, BHO, Inc., our wholly-owned subsidiary, was the sole general partner of Behringer Harvard Opportunity OP I.  As of January 1, 2007, BHO Business Trust, our wholly-owned subsidiary, was the only limited partner of Behringer Harvard Opportunity OP I.  Our ownership of properties in Behringer Harvard Opportunity OP I is referred to as an “UPREIT,” which stands for Umbrella Partnership Real Estate Investment Trust.  We use this structure because a sale of property directly to the REIT is generally a taxable transaction to the selling property owner.  In an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of his property may transfer the property to the UPREIT in exchange for limited partnership units in the UPREIT and defer taxation of gain until the seller later exchanges his UPREIT units on a one-for-one basis for REIT shares.  Using an UPREIT structure may allow us to acquire desired properties from persons who may not otherwise sell their properties because of unfavorable tax results.  At present, we have no plans to acquire any specific properties in exchange for units of Behringer Harvard Opportunity OP I.  The holders of units in Behringer Harvard Opportunity OP I may have their units exchanged for cash or shares of our common stock under certain circumstances described in the section of this prospectus captioned “The Operating Partnership Agreement.”

Questions and Answers About This Offering

The answer to the question “What is the experience of your officers, directors and key personnel?”, which appears on page 22 of the prospectus, is supplemented as follows:

Our senior management team has significant experience acquiring, financing, developing and managing both institutional and non-institutional commercial real estate.  For example, Robert M. Behringer, our Chief Executive Officer, Chief Investment Officer and Chairman of the Board, has over 25 years of experience.  Prior to founding the Behringer Harvard organization, Mr. Behringer had experience in investing in, managing and financing approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational properties.  Robert S. Aisner, our President and Chief Operating Officer, has over 30 years of experience and, prior to joining the Behringer organization in 2003, Mr. Aisner served as an executive officer of a publicly-traded REIT.  See “Management — Executive Officers and Directors” for an extensive discussion of senior management and their experience.

The answer to the question “Who will choose investments you make?”, which appears on page 23 of the prospectus, is supplemented as follows:

Behringer Harvard Opportunity Advisors I is our advisor and makes recommendations on all investments to our board of directors.  Behringer Harvard Opportunity Advisors I is controlled indirectly by Robert M. Behringer, our Chief Executive Officer, Chief Investment Officer and Chairman of the Board.  As of September 30, 2006, Mr. Behringer had sponsored private and public real estate programs that have raised approximately $1.5 billion from approximately 38,000 investors and which owned and operated a total of 73 commercial real estate properties.  Robert S. Aisner, our President and Chief Operating Officer, and Jon L. Dooley, our Executive Vice President — Real Estate, assist Mr. Behringer in making property acquisition recommendations on behalf of Behringer Harvard Opportunity Advisors I to our board of directors.  Our board of directors, including a majority of our independent directors, must approve all of our investments.

Management

Executive Officers and Directors

Robert M. Behringer’s biography in the “Management — Executive Officers and Directors” section beginning on page 68 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Robert M. Behringer has served as our Chief Executive Officer, Chief Investment Officer and Chairman of the Board since our inception in November 2004. Mr. Behringer also serves as the Chief Executive Officer of Behringer Harvard Opportunity Advisors I, our advisor.  He also is the founder, sole manager and Chief Executive Officer of Behringer Harvard Holdings, the parent corporation of our advisor. Mr. Behringer also serves as the Chief Executive Officer, Chief Investment Officer and Chairman of the Board of Behringer Harvard REIT I, a publicly registered real estate investment trust. Since 2002, Mr. Behringer has been a general partner of Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I, each a publicly registered real estate limited partnership. Mr. Behringer also controls the general partners of Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II, private real estate limited partnerships. Since 2001, Mr. Behringer also has been the Chief Executive Officer of the other Behringer Harvard companies.

From 1995 until 2001, Mr. Behringer was Chief Executive Officer of Harvard Property Trust, Inc., a privately held REIT formed by Mr. Behringer that has recently been liquidated and that had a net asset value of approximately $200 million before its liquidation. Before forming Harvard Property Trust, Inc., Mr. Behringer invested in commercial real estate as Behringer Partners, a sole proprietorship formed in 1989 that invested in single asset limited partnerships. From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (now known as Lend Lease Real Estate Investments, Inc.), one of the largest pension funds advisors and owners of real estate in the United States. While at Equitable, Mr. Behringer was responsible for its General Account Real Estate Assets located in the South Central United States. The portfolio included institutional quality office, industrial, retail, apartment and hotel properties exceeding 17 million square feet with a value of approximately $2.8 billion. Although Mr. Behringer was a significant participant in acquisitions, management, leasing, redevelopment and dispositions, his primary responsibility was to increase net operating income and the overall value of the portfolio.

Mr. Behringer has over 25 years of experience in real estate investment, management and finance activities, including approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational space.  Since the founding of the Behringer Harvard organization, Mr. Behringer’s experience includes an additional 55 properties, with over 11 million square feet of office, retail, industrial, apartment, hotel and recreational properties.  Mr. Behringer is a Certified Property Manager, Real Property Administrator and Certified Hotel Administrator, holds NASD Series 7, 24 and 63 registrations and is a member of the Institute of Real Estate Management, the Building Owners and Managers Association, the Urban Land Institute and the Real Estate Council.  Mr. Behringer also was a licensed certified public accountant for over 20 years.  Mr. Behringer received a Bachelor of Science degree from the University of Minnesota.

Stockholdings

The first paragraph of the “Management — Stockholdings” section beginning on page 79 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

As of December 31, 2006, approximately 18,228,000 shares of our common stock were issued and outstanding.  In connection with our organization, Behringer Harvard Holdings acquired 21,739 shares of common stock, which represented all of the outstanding shares of common stock prior to this offering.  These 21,739 shares of common stock, for which it contributed $200,000, were acquired in our initial formation.  As described below, an affiliate of our advisor owns all of our issued and outstanding shares of convertible stock.  Our wholly-owned subsidiary, BHO Business Trust, as of January 1, 2007, owned approximately 18.2 million limited partnership units of Behringer Harvard Opportunity OP I, our operating partnership, for which its predecessor in interest contributed approximately $181.9 million and which constitutes more than 99.9% of the limited partner units outstanding.  Our wholly-owned subsidiary, BHO, Inc., as of January 1, 2007, owned 17 limited partnership units of Behringer Harvard Opportunity OP I for which its predecessor in interest contributed $170 and which constitutes less than 0.1% of the limited partner units outstanding.  Behringer Harvard Holdings, BHO Business Trust and BHO, Inc. may not sell any of these securities during the period Behringer Harvard Opportunity Advisors I serves as our advisor, except for sales to their affiliates.  In addition, any resale of these securities and the resale of any such securities which may be acquired by our affiliates are subject to the provisions of Rule 144 promulgated under the Securities Act, which rule limits the number of shares that may be sold at any one time and the manner of such resale.  Although Behringer Harvard Holdings and its affiliates are not prohibited from acquiring additional shares, it has no options or warrants to acquire any additional shares and has no current plans to acquire additional shares.  Behringer Harvard Holdings has agreed to abstain from voting any shares it now owns or hereafter acquires in any vote for the election of directors subsequent to the initial acceptance of subscriptions for the purchase of shares in this offering or any vote regarding the approval or termination of any contract with our advisor or any of its affiliates.  For a more general discussion of Behringer Harvard Opportunity OP I, see the section of this prospectus captioned “The Operating Partnership Agreement.”

The Advisory Agreement

The following information supplements the discussion contained in the “Management — The Advisory Agreement” section beginning on page 77 of our prospectus and all similar discussions appearing throughout the prospectus:

On December 29, 2006, we entered into the Amended and Restated Advisory Management Agreement with Behringer Harvard Opportunity Advisors I.  The Amended and Restated Advisory Management Agreement was revised to clarify the characteristics of payments to Behringer Harvard Opportunity Advisors I under the agreement.  In all material respects, the terms of the agreement remain unchanged.

Property Manager

The following information supplements the discussion contained in the “Management — Affiliated Companies — Property Manager” section beginning on page 79 of our prospectus and all similar discussions appearing throughout the prospectus:

On December 29, 2006, we entered into the Second Amended and Restated Property Management and Leasing Agreement with Behringer Harvard Opportunity OP I and HPT Management.  The Second Amended and Restated Property Management Agreement was revised to clarify the characteristics of payments to HPT Management under the agreement.  In all material respects, the terms of the agreement remain unchanged.

Dealer Manager

The following information supplements the discussion contained in the “Management — Affiliated Companies — Dealer Manager” section on page 81 of our prospectus and all similar discussions appearing throughout the prospectus:

On December 29, 2006, we entered into the Amended and Restated Dealer Manager Agreement with Behringer Securities.  The Amended and Restated Dealer Manager Agreement was revised to clarify the characteristics of payments to Behringer Securities under the agreement.  In all material respects, the terms of the agreement remain unchanged.

Stock Ownership

                                                Footnote (2) of the stock ownership table in the “Stock Ownership” section  on page 89 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

(2)                                  Includes 21,739 shares of common stock owned by Behringer Harvard Holdings. It does not include 1,000 shares of convertible stock owned by Behringer Harvard Holdings since the actual number of shares of common stock issuable upon conversion of the convertible stock is indeterminable at this time. As of December  31, 2006, Mr. Behringer controlled the disposition of approximately 40% of the outstanding limited liability company interests and the voting of 85% of the outstanding limited liability company interests of Behringer Harvard Holdings.

Investment Objectives and Criteria

Real Property Investments

The following information supplements the discussion contained in the “Investment Objectives and Criteria — Real Property Investments” section beginning on page 111 of our prospectus, and all similar discussions appearing throughout the prospectus:

Chase Park Plaza

On December 8, 2006, we acquired a 95% ownership interest in both Chase Park Plaza Hotel, LLC (“Chase Hotel LLC”) and The Private Residences, LLC (“Private Residences LLC”) through Behringer Harvard Opportunity OP I, under agreements effective December 1, 2006.  Chase Hotel LLC and Private Residences LLC own fee simple interests in Chase Park Plaza, a mixed-use property with approximately 1.2 million square feet located in St. Louis, Missouri.  Chase Park Plaza consists of an 11-story hotel building with 251 guest rooms, five restaurants, approximately 65,000 square feet of banquet and meeting space, a five-screen movie theater, approximately 25,000 square feet of rentable office space, an outdoor pool, a fitness center, a spa, retail shops, and a five-story parking garage (the “Chase”), as well as a 29-story residential building with a total of 269 residential and corporate apartment units (the “Park Plaza Tower”).  The planned redevelopment of Chase Park Plaza for approximately $95 million includes the refurbishment of the hotel guest rooms and common areas, the conversion of three floors of the Park Plaza Tower into 89 additional hotel guest rooms, the conversion of another three floors into 48 furnished corporate apartments and the conversion of the upper 16 floors into 87 condominium units.  The aggregate initial capital obligation for our 95% ownership interest in Chase Park Plaza is approximately $47.5 million, of which approximately $43.4 million was funded at acquisition.  The remaining amount of our initial capital obligation will be funded after acquisition.  We paid the aggregate initial capital contribution from proceeds of our offerings of common stock to the public.

Chase Hotel LLC owns the hotel portion of Chase Park Plaza, which includes the Chase and certain floors of the Park Plaza Tower (the “Hotel”).  Behringer Harvard Opportunity OP I is a 95% member of Chase Hotel LLC, and Kingsdell L.P., an unaffiliated third party, is a 5% member.  Private Residences LLC owns the residential portion of Chase Park Plaza, which includes the remaining floors of the Park Plaza Tower (the “Residences”).  Behringer Harvard Opportunity OP I is a 95% member of Private Residences LLC, and Kingsdell is a 5% member.  Kingsdell’s aggregate initial capital contribution for its 5% ownership interest was approximately $2.5 million and was satisfied by the transfer of Kingsdell’s fee simple interest in Chase Park Plaza to Chase Hotel LLC and Private Residences LLC.  Each of the members has agreed to make additional scheduled contributions to pay for anticipated development costs.  Further additional capital contributions from the members may be required to satisfy future operating needs.

Chase Hotel LLC and Private Residences LLC assumed Kingsdell’s borrowings of $55 million under a loan agreement (the “Chase Park Plaza Loan Assumption Agreement”) with Massachusetts Mutual Life Insurance Company.  The interest rate under the loan is fixed at 5.2% per annum.  Monthly payments of interest only are required with any remaining balance payable at the maturity date, August 1, 2010.  Prepayment, in whole (but not in part) is permitted on or after August 1, 2007, provided that at least thirty days prior written notice is given and a prepayment fee is paid. No such prepayment fee is required to be paid in connection with a prepayment made after May 1, 2010.  In addition, we have guaranteed payment of the debt under the Chase Park Plaza Loan Assumption Agreement in the event of, among other things, (i) the filing by Chase Hotel LLC or Private Residences LLC of a voluntary bankruptcy or insolvency proceeding, or (ii) the filing of an involuntary bankruptcy or insolvency proceeding against Chase Hotel LLC or Private Residences LLC which is not dismissed within 90 days of filing.  Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts or circumstances.

The amount of contributed capital for the transaction was determined through negotiations between Kingsdell and our advisor and its affiliates.  Neither we nor our advisor is affiliated with Kingsdell.  We believe that Chase Park Plaza is well located, has acceptable roadway access, attracts an adequate number of guests, is well maintained, adequately insured and has been professionally managed.  There are no comparable properties located in the same submarket that might compete with Chase Park Plaza.

Distributions of available cash from operations from Chase Hotel LLC and Private Residences LLC are to be made on a quarterly basis to the members in their respective percentages (being 95% for Behringer Harvard Opportunity OP I and 5% for Kingsdell) until the members have received a return of capital contributions, plus an internal rate of return of 18%.  Second, distributions are to be made 90% to Behringer Harvard Opportunity OP I and 10% to Kingsdell until each member has achieved an internal rate of return of 23%.  Third, distributions are to be made 80% to Behringer Harvard Opportunity OP I and 20% to Kingsdell until each member has achieved an internal rate of return of 28%.  Fourth, distributions are to be made 65% to Behringer Harvard Opportunity OP I and 35% to Kingsdell until each member has achieved an internal rate of return of 33%.  Thereafter, distributions are to be made in the following percentages:  50% to Behringer Harvard Opportunity OP I and 50% to Kingsdell.

Chase Hotel LLC and Private Residences LLC have entered into development agreements with IFC, Inc. (the “Chase Park Plaza Developer”), an affiliate of Kingsdell, to perform development services in respect of the Hotel and the Residences, pursuant to which the Chase Park Plaza Developer will receive an aggregate development fee of 3% of the designated construction costs of redeveloping Chase Park Plaza.  The development fee may be reduced if the Chase Park Plaza Developer does not perform its services in accordance with certain budget and completion requirements.

Kingsdell has leased the Hotel from Chase Hotel LLC under a lease agreement with an initial term expiring on December 31, 2012.  As scheduled under the lease agreement, Kingsdell will pay base rent and percentage rent based on the Hotel meeting certain revenue thresholds.  In connection with the lease agreement, Chase Hotel LLC has also made available to Kingsdell a loan of up to approximately $1.9 million for working capital, inventory, and other operational matters, as evidenced by a promissory note, of which approximately $1.7 million was outstanding at acquisition.  The interest rate under the note is fixed at 5% per annum.  The term of the note is the earlier of December 31, 2016 or the termination of the lease agreement.

CWE Hospitality Services, LLC (the “Chase Park Plaza Property Manager”), an affiliate of Kingsdell, has the sole and exclusive right to manage, operate, lease and promote the Hotel and Residences under separate agreements among the Chase Park Plaza Property Manager, Kingsdell, Chase Hotel LLC and Private Residences LLC.  Among other things, the Chase Park Plaza Property Manager has the authority to determine the terms of admittance and charges for rooms, commercial space, entertainment, use of facilities and food and beverages.  The Chase Park Plaza Property Manager has the authority to negotiate and enter into leases, contracts, licenses or other arrangements of the hotel operations, to incur costs and expenses, to pay Chase Park Plaza’s operating costs and expenses from cash flow or reserves and to require sufficient funds for the payment of operating expenses.  As compensation, the Chase Park Plaza Property Manager receives an operating fee equal to 2.5% of the Hotel’s monthly gross revenues, plus additional fees if gross revenues exceed annual targets.  The Chase Park Plaza Property Manager receives a fee equal to 3% of gross collections from the Residences.  Kingsdell, the Chase Park Plaza Property Manager and Chase Hotel LLC are also parties to an owner agreement which discusses the rights and obligations of each pursuant to the lease agreement and Hotel management agreement.

Chase Hotel LLC has agreed to pay Behringer Harvard Opportunity Advisors I an annual asset management fee equal to $500,000 from the Hotel’s operations payable in monthly installments.  In the event that this annual asset management fee payable by Chase Hotel LLC is less than the asset management fee that would be due from us to Behringer Harvard Opportunity Advisors I or its affiliates with respect to our ownership interest in Chase Hotel LLC, we would pay the difference.  In the event that the annual asset management fee payable by Chase Hotel LLC is greater than the asset management fee that would be due from us to Behringer Harvard Opportunity Advisors I or its affiliates with respect to our ownership interest in Chase Hotel LLC, the difference would be reimbursed by Behringer Harvard Opportunity Advisors I to us.

HPT Management, our affiliate, will receive an oversight fee equal to 1% of gross revenues from the Hotel and the Residences to the extent attributable to our ownership interest in Chase Park LLC and Private Residences LLC.

Chase Hotel LLC and Private Residences LLC have agreed to pay Behringer Harvard Opportunity Advisors I a disposition fee equal to 0.75% of the gross selling price, which is to be paid out of the proceeds of any future sale of the Hotel and the Residences.  Payment of 95% of that fee to Behringer Harvard Opportunity Advisors I is subordinated based on the condition that our investors have first received distributions equal to the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions.  In the event that this disposition fee payable by Chase Hotel LLC and Private Residences LLC is less than the subordinated disposition fee that would be due from us to Behringer Harvard Opportunity Advisors I or its affiliates with respect to our ownership interest in Chase Hotel LLC and Private Residences LLC, we would pay the difference.  In the event that the disposition fee payable by Chase Park LLC and Private Residences LLC is greater than the subordinated disposition fee that would be due from us to Behringer Harvard Opportunity Advisors I or its affiliates with respect to our ownership interest in Chase Hotel LLC and Private Residences LLC, the difference would be reimbursed by Behringer Harvard Opportunity Advisors I to us.

Real estate taxes for the Hotel and the Residences in 2006 were approximately $1.03 million in the aggregate, based on a blended tax rate of 8.90%.  For 2007 through 2016, the real estate taxes are subject to a tax abatement agreement with the City of St. Louis.  The real estate taxes for the Hotel and the Residences will be approximately $534,000 in the aggregate for 2007, with the amount due increasing by 1.5% each subsequent year of the abatement period.

Bent Tree Green

On December 13, 2006, we acquired Bent Tree Green, a three-story office building containing approximately 138,000 rentable square feet with a two-level underground parking garage, located on approximately 3.4 acres of land in Dallas, Texas, through Behringer Harvard Bent Tree LP, a wholly-owned subsidiary of Behringer Harvard Opportunity OP I.  The total contract purchase price of Bent Tree Green, exclusive of closing costs, was approximately $11.85 million.  The purchase price for the transaction was determined through negotiations between the Bent Tree Green seller, CMD Realty Investment Fund II, L.P., an unaffiliated third party, and our advisor and its affiliates.  The purchase price was paid entirely through the use of proceeds of our offering of common stock to the public.

Bent Tree Green, which was originally constructed in 1983, was, as of December 13, 2006, approximately 70% leased and included the following major tenants:  TCB, Inc. (“TCB”) and WNC Insurance Services, Inc. (“WNC Insurance”).

TCB, an engineering, planning and management service provider, leases approximately 21,000 square feet of Bent Tree Green for an annual rent of approximately $333,000 under a lease that expires in February 2014 with two five-year renewal options available.

WNC Insurance, a multi-line insurance provider, leases approximately 16,000 square feet of Bent Tree Green for an annual rent of approximately $342,000 under a lease that expires in August 2007.

We believe that Bent Tree Green is suitable for its intended purpose and adequately covered by insurance, and we intend to make repairs or improvements to Bent Tree Green over the next few years, including upgrades and repairs to the lobby, elevators and rest rooms.  We do not currently have bids on which to estimate the costs for these planned upgrades and repairs.  There are at least five comparable properties located in the same submarket that might compete with Bent Tree Green.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles.  Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $286,000.  The real estate taxes paid were calculated by multiplying Bent Tree Green’s assessed value by a tax rate of 2.7858%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past six years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	69.68%	$18.23
2005	92.56%	$19.25
2004	91.34%	$19.21
2003	92.12%	*
2002	92.93%	*
2001	95.59%	*

*                    Information not available from Bent Tree Green seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for Bent Tree Green.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31*	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	4	33,110	684,973	23.92%
2008	7	17,198	293,894	12.42%
2009	4	11,204	203,632	8.09%
2010	0	—	—	—
2011	1	8,875	159,750	6.41%
2012	1	4,395	87,900	3.17%
2013	0	—	—	—
2014	1	21,456	332,568	15.50%
2015	0	—	—	—
2016	0	—	—	—

*                    No leases expired between December 13, 2006 and December 31, 2006.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Bent Tree Green.  Among other things, HPT Management has the authority to negotiate and enter into leases of Bent Tree Green on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Capstar Commercial Real Estate Services.

Las Colinas Commons

On December 20, 2006, we acquired Las Colinas Commons, three office buildings containing approximately 239,000 rentable square feet on approximately 17.3 acres of land in Irving, Texas, through Behringer Harvard Las Colinas LP, a wholly-owned subsidiary of Behringer Harvard Opportunity OP I.  Las Colinas Commons consists of the following office buildings:

•                  a three-story office building, built in 1979, containing approximately 62,000 rentable square feet;

•                  a two-story office building, built in 1981, containing approximately 162,000 rentable square feet; and

•                  a single-story office building, built in 2001, containing approximately 15,000 rentable square feet.

The total contract purchase price of Las Colinas Commons, exclusive of closing costs, was approximately $15.9 million.  The purchase price for the transaction was determined through negotiations between the Las Colinas Commons seller, CFH Realty II/Las Colinas Commons, L.P., an unaffiliated third party, and our advisor and its affiliates.  The purchase price was paid entirely through the use of proceeds of our offering of common stock to the public.

As of December 20, 2006, Las Colinas Commons was approximately 67% leased and includes the following major tenant:  First Horizon Home Loan Corporation (“First Horizon”).

First Horizon, a lender and service provider for homes and small businesses, leases approximately 119,000 square feet of Las Colinas Commons for an annual rent of approximately $1.34 million under a lease that expires in November 2013 with two five-year renewal options available.

We believe that Las Colinas Commons is suitable for its intended purpose and adequately covered by insurance, and we intend to make repairs or improvements to Las Colinas Commons over the next few years, including upgrades and repairs to the lobby of one of the buildings.  We do not currently have bids on which to estimate the costs for these upgrades and repairs.  There are at least eleven comparable properties located in the same submarket that might compete with Las Colinas Commons.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $333,000.  The real estate taxes paid were calculated by multiplying Las Colinas Commons’s assessed value by a tax rate per $100 of .5479 for the City of Irving, .5539 for Dallas County and 1.683 for the Carrollton-Farmers-Branch Independent School District, respectively.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past six years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	67.0%	$11.06
2005	60.4%	$6.45
2004	54.8%	$7.08
2003	54.8%	$7.08
2002	6.1%	$13.00
2001	0.0%	—

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for Las Colinas Commons.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31*	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	0	—	—	—
2008	0	—	—	—
2009	0	—	—	—
2010	0	—	—	—
2011	0	—	—	—
2012	0	—	—	—
2013	2	135,244	$1,705,307	56.50%
2014	0	—	—	—
2015	1	10,870	$149,463	4.54%
2016	0	—	—	—

*              No leases expired between December 20, 2006 and December 31, 2006.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Las Colinas Commons.  Among other things, HPT Management has the authority to negotiate and enter into leases of Las Colinas Commons on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Capstar Commercial Real Estate Services.

The Operating Partnership Agreement

General

The fourth paragraph in the “The Operating Partnership Agreement — General” section beginning on page 171 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We intend to hold substantially all of our assets through Behringer Harvard Opportunity OP I.  We may, however, own investments directly or through entities other than Behringer Harvard Opportunity OP I if limited partners of Behringer Harvard Opportunity OP I that are not affiliated with us and who hold more than 50% of the limited partnership units held by all limited partners not affiliated with us approve the ownership of a property through another entity.  As of January 1, 2007, our wholly-owned subsidiary, BHO Business Trust, was the only limited partner of Behringer Harvard Opportunity OP I and owned approximately 18.2 million limited partnership units of Behringer Harvard Opportunity OP I for which its predecessor in interest contributed approximately $181.9 million and which constitutes substantially all of the limited partner units outstanding.  As of January 1, 2007, our wholly-owned subsidiary, BHO, Inc., was the sole general partner of Behringer Harvard Opportunity OP I and owned 17 limited partnership units of Behringer Harvard Opportunity OP I for which its predecessor in interest contributed $17. As the sole owner of the sole general partner of Behringer Harvard Opportunity OP I, we have the exclusive power to manage and conduct the business of Behringer Harvard Opportunity OP I.

Capital Contributions

The “The Operating Partnership Agreement — Capital Contributions” section on page 171 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

As we accept subscriptions for shares, we will transfer substantially all of the net proceeds of the offering to BHO, Inc. and/or BHO Business Trust, who will, in turn, make capital contributions equal to such net proceeds to Behringer Harvard Opportunity OP I; however, BHO, Inc. and/or BHO Business Trust will be deemed to have made capital contributions equal to our gross offering proceeds received from investors.  Behringer Harvard Opportunity OP I will be deemed to have simultaneously paid the selling commissions and other costs associated with our offering.  If Behringer Harvard Opportunity OP I requires additional funds at any time in excess of capital contributions made by BHO, Inc. or BHO Business Trust or from borrowings, we or any other affiliate of the general partner of Behringer Harvard Opportunity OP I may borrow funds from a financial institution or other lender and lend such funds to Behringer Harvard Opportunity OP I.  In addition, the general partner of Behringer Harvard Opportunity OP I is authorized to cause Behringer Harvard Opportunity OP I to issue partnership interests for less than fair market value if the general partner concludes in good faith that such issuance is in the best interests of us and Behringer Harvard Opportunity OP I.

Operations

The second paragraph in the “The Operating Partnership Agreement — Operations” section on page 172 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The partnership agreement provides that Behringer Harvard Opportunity OP I will distribute cash flow from operations on at least a quarterly basis to BHO, Inc. as the general partner to enable us, as the owner of all of the shares of BHO, Inc., to make distributions to our stockholders in compliance with our obligations as a REIT. Any remaining cash flow from operations will be distributed to the limited partners of Behringer Harvard Opportunity OP I in accordance with their relative percentage interests in amounts determined by the general partner of Behringer Harvard Opportunity OP I, such that a holder of one unit of limited partnership interest in Behringer Harvard Opportunity OP I will receive the same amount of annual cash flow distributions from Behringer Harvard Opportunity OP I as the amount of annual distributions paid to the holder of one of our shares of common stock.

The third paragraph in the “The Operating Partnership Agreement – Operations” section on page 172 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Similarly, the partnership agreement of Behringer Harvard Opportunity OP I provides that taxable income is generally allocated to the limited partners of Behringer Harvard Opportunity OP I in accordance with their relative percentage interests such that a holder of one unit of limited partnership interest in Behringer Harvard Opportunity OP I will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of our shares, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and corresponding Treasury Regulations.  Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in Behringer Harvard Opportunity OP I.  BHO, Inc. is authorized to allocate income or loss to permit Behringer Harvard Opportunity OP I to avoid the characterization of operating income allocable to tax-exempt partners as “unrelated business taxable income,” as defined in the Internal Revenue Code.

The fourth paragraph in the “The Operating Partnership Agreement — Operations” section on page 172 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Upon the liquidation of Behringer Harvard Opportunity OP I, after payment of debts and obligations, any remaining assets of Behringer Harvard Opportunity OP I will be distributed to partners with positive capital accounts in accordance with their respective positive capital account balances.  In addition, under Texas law, if BHO, Inc. or BHO Business Trust were to have a negative balance in their capital account following a liquidation, the general partner of Behringer Harvard Opportunity OP I would be obligated to contribute cash to Behringer Harvard Opportunity OP I equal to such negative balance for distribution to other partners, if any, having positive balances in such capital accounts.

Exchange Rights

The first paragraph in the “The Operating Partnership Agreement — Exchange Right” section on page 173 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The limited partners of Behringer Harvard Opportunity OP I, including BHO Business Trust, have the right to cause their limited partnership units to be redeemed by Behringer Harvard Opportunity OP I or purchased by us for cash.  In either event, the cash amount to be paid will be equal to the cash value of the number of our shares that would be issuable if the limited partnership units were exchanged for our shares on a one-for-one basis.  Alternatively, we may elect to purchase the limited partnership units by issuing one share of our common stock for each limited partnership unit exchanged.  As of January 1, 2007, there were approximately 18.2 million limited partnership units outstanding.  These exchange rights may not be exercised, however, if and to the extent that the delivery of shares upon exercise would (1) result in any person owning shares in excess of our ownership limits, (2) result in shares being owned by fewer than 100 persons, (3) cause us to be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (4) cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code, or (5) cause the acquisition of shares by a redeemed limited partner to be “integrated” with any other distribution of our shares for purposes of complying with the Securities Act.

Transferability of Interests

The “The Operating Partnership Agreement — Transferability of Interests” section on page 173 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The general partner of Behringer Harvard Opportunity OP I may not (1) voluntarily withdraw as the general partner of Behringer Harvard Opportunity OP I, (2) engage in any merger, consolidation or other business combination that results in a change of control of the general partner, or (3) transfer its general partnership interest in Behringer Harvard Opportunity OP I (except to a wholly-owned subsidiary), and we may not transfer all or any portion of our interest in the general partner of Behringer Harvard Opportunity OP I, unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to Behringer Harvard Opportunity OP I in return for an interest in Behringer Harvard Opportunity OP I and agrees to assume all obligations of the general partner of Behringer Harvard Opportunity OP I.  The general partner of Behringer Harvard Opportunity OP I may also enter into a merger, consolidation or other combination or sell substantially all of its assets, upon the receipt of the consent of a majority-in-interest of the limited partners of Behringer Harvard Opportunity OP I.  Likewise, we may enter into a merger, consolidation or other combination or sell substantially all of our assets upon the receipt of consent of a majority-in-interest of the limited partners of Behringer Harvard Opportunity OP I.  With certain exceptions, a limited partner may not transfer its interests in Behringer Harvard Opportunity OP I, in whole or in part, without the written consent of the general partner of Behringer Harvard Opportunity OP I.

Plan of Distribution

Volume Discounts

The second paragraph in the “Plan of Distribution — Volume Discounts” section beginning on page 177 of our prospectus is superseded in its entirety as follows:

For example, if an investor purchases 600,000 shares, he or she would pay (1) $500,000 for the first 50,000 shares ($10.00 per share), (2) $490,000 for the next 50,000 shares ($9.80 per share), and (3) $4,800,000 for the remaining 500,000 shares ($9.60 per share).  Accordingly, he or she could pay as little as $5,790,000 ($9.65 per share) rather than $6,000,000 for the shares, in which event the commission on the sale of the shares would be $210,000 ($0.35 per share) and, after payment of the dealer manager fee of $120,000 ($0.20 per share), we would receive net proceeds of $5,460,000 ($9.10 per share).  Therefore, the net proceeds to us will not be affected by volume discounts.